Exhibit 99.1

IMC welcomes new Israeli cannabis regulations which are about to change significantly, facilitating access for many new patients

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on Monday August 7, 2023. The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export.

TORONTO and GLIL YAM, Israel, Aug 11, 2023/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company" or "IMC"), a leading medical cannabis company with operations in Israel and Germany, is pleased to share the new medical cannabis reform announced by the Israeli ministry of health on August 7, 2023 (the "Reform").

Oncology, epilepsy, gastrointestinal diseases such as Crohn’s and colitis, dementia, autism from the age of 5, multiple sclerosis, AIDS, Parkinsons, Tourette-Syndrome and palliative care.  All Israeli patients suffering from these indications will be able to have access to medical cannabis with a regular prescription.

The key aspects of the regulatory reform are the following:

1.
Starting December 29, 2023, patients with a wide range of diseases and medical conditions will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications.

2.	Cannabis can now also be used as a first line treatment as opposed to a last resort based on medical discretion.

3.	Simplification of the export process which can facilitate the export of Israeli grown cannabis to Europe along with the associated EU-GMP certification process.

While point 1 is already approved, points 2 and 3 are pending final approval by the ministry of health.

“With the overhaul of the cannabis regulation, the Israeli Ministry of Health is clearly putting patient needs first, facilitating the access of medical cannabis for many new patients. We believe it will change the face of the medical cannabis market in Israel, once it is fully approved by the ministry of health,” said Oren Shuster, Chief Executive Officer of IMC. “There are two aspects of the new reform which are particularly pertinent to our business. First, by moving from cannabis licenses to cannabis prescriptions and enabling the use of cannabis as a first line treatment, we anticipate a significant growth in patient numbers. Second, by allowing the growers to separate the post-harvest process from the growing process, it could facilitate EU GMP certification, enabling export to Germany, the largest medical cannabis market in Europe, where we are a top 10 player.”

For a full detailed explanation of the new Reform please see (in Hebrew)- https://www.gov.il/BlobFolder/reports/erid-07082023/he/files_publications_units_economics-regulation-innovation-directorate_erid_07082023.pdf

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has recently exited operations in Canada to pivot its focus and resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients. Until recently, the Company also actively operated in Canada through Trichome Financial Corp and its wholly owned subsidiaries, where it cultivated, processed, packaged, and sold premium and ultra-premium cannabis at its own facilities under the WAGNERS and Highland Grow brands for the adult-use market in Canada. The Company has exiting operations in Canada and considers these operations discontinued.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to the effect of the Reform on the Company's operation; achieving profitability and shareholder value; the strategic plans of the Company; the future impact of the Reform on the medical cannabis field in Israel.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the development and introduction of new products; continuing demand for medical and adult-use recreational cannabis in the markets in which the Company operates; the Company's ability to reach patients through both e-commerce and brick and mortar retail operations; the Company's ability to maintain and renew or obtain required licenses; the effectiveness of its products for medical cannabis patients and recreational consumers; and the Company's ability to market its brands and services successfully to its anticipated customers and medical cannabis patients.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated March 29, 2023, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com